UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70671

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EDEN GLOBAL CAPITAL PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445, Park Avenue, 5th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	(212)-668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

330 N. Wabash Avenue, Suite 3200	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reuben Kopel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eden Global Capital Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOEL C. SIMON
Notary Public - State of New York
No. 02SI6400814
Qualified in Queens County
My Commission Expires November 25, 2027

Notary Public

Signature: [signature]

Title: Managing Director / CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Eden Global Capital Partners LLC

Statement of Financial Condition

Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

Eden Global Capital Partners LLC

Table of Contents
Year Ended December 31, 2024



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Eden Global Capital Partners, LLC
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Eden Global Capital Partners, LLC (the "Broker-Dealer") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company does not have sufficient working capital to sustain its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matters is also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter – Customer Concentration

As discussed in Note 3, during 2024, the Company's revenue was derived from twelve customers, in accordance with three private placement deals. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2023.
Miami, Florida
February 27, 2025

Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	1,208,238
Prepaid expenses		51,135
Other assets		560
TOTAL ASSETS	$	1,259,933
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	67,942
TOTAL LIABILITIES		67,942
MEMBER'S EQUITY		1,191,991
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,259,933

See Accompanying Notes to the Financial Statements.

Notes to Financial Statement
December 31, 2024

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Eden Global Capital Partners LLC (the "Company") is a wholly owned subsidiary of Eden Global Partners LLC ("the "Member") and is a Limited Liability Company that was formed in New York on February 10, 2021. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's FINRA membership became effective January 14, 2022. The firm operates in New York City and is limited to raising capital for private placements in various asset management entities.

The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities, and it is also filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

As of December 31, 2024, the Company had a working capital balance of approximately $1,192,000, which is not expected to be sufficient for the Company to cover its anticipated fixed operating expenses for the foreseeable future. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plan includes procuring additional revenue generating customers during 2025. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (" U.S. GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per depositor, per institution. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. As of December 31, 2024, the amount in excess of the FDIC limit was $958,238.

Accounts Receivable

The Company's accounts receivable consists of amounts due from private placements. There are none at December 31, 2024.

The Company follows Accounting Standards Codification ("ASC") 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024.

Notes to Financial Statements
December 31, 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") ASC 606, Revenue from Contracts with Customers. ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Private Placement Fees

The Company engages in private placement services for private companies. Revenues are earned upon the successful placement of funds in accordance with the terms of their contract under normal trade terms. The Company may also earn success fees that are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements.

Disaggregation of Revenue

The Company's revenue, for the year ended December 31, 2024, originated from private placement fees. The following table disaggregates the Company's revenue based on our clients' industry and geographical headquarters for the year ended December 31, 2024:

	Fintech	Aerospace	Healthtech	Total
Geographical Markets:				
United States	$ 4,235,508	$ -	$ -	$ 4,235,508
Germany	-	1,712,089	-	1,712,089
Israel	-	-	483,939	483,939
	$ 4,235,508	$ 1,712,089	$ 483,939	$ 6,431,536

Contract Balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2024, there were no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2024, there were no contract liabilities.

Income Taxes

The Company is a single-member LLC that is wholly owned by the Member. As a result, the Company is a disregarded entity and no separate income tax returns are required. Instead, the Company's results are combined with both Eden Global Advisors LLC (a company related through common ownership and another single member LLC) into its Member's income tax return, which files a 1065 as a partnership. Accordingly, no provisions for income taxes are recorded in these financial statements. Further, there are no uncertain tax positions to consider for the Company.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Revenue

The Company's revenue was generated from twelve customers in accordance with three private placement deals that closed during the year ended December 31, 2024

Notes to Financial Statements
Year Ended December 31, 2024

NOTE 4 - SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.
The Company conducts its business activities and reports financial results as a single reportable segment, which is comprised of raising capital for private placements in various asset management entities. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Chief Compliance Officer as Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The nature of business and accounting policies of the private placements segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Member which was amended as of February 22, 2024. Under the terms of the expense sharing agreement, expenses incurred by the Member on behalf of the Company are allocated at cost. The basis of allocating expenses is based upon applicable expenses incurred by the Company and include salaries, payroll taxes, rent and technology costs. Expenses related to the expense sharing agreement for the year ended December 31, 2024 was $2,203,000.The Company also reimburses the Member for expenses related to the Company's advisory business that are not governed by the expense sharing agreement when applicable.

NOTE 6 – LEASES

The Company follows the provisions of ASC 842 for lease accounting through an expense sharing agreement. The Company currently sub-leases office space from the Member on a month-to-month basis in New York City and has determined no agreements exist that would classify as a lease under the adopted guidance. For the year ended December 31, 2024, $33,028 of expenses were incurred related to this agreement, which is included within Rent and related expenses on the statement of operations. The Company has no immediate plans to occupy any additional office space.

NOTE 7 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $1,140,296 which was $1,135,296 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was approximately 5.96%.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024 through February 27, 2025 the date the financial statements were issued.